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                                May 2, 2022

       Gregory D. King
       Chief Executive Officer
       Osprey Bitcoin Trust
       520 White Plains Road, Suite 500
       Tarrytown, NY 10591

                                                        Re: Osprey Bitcoin
Trust
                                                            Amendment No. 2 to
Registration Statement on Form 10-12G
                                                            Filed January 26,
2022
                                                            File No. 000-56307

       Dear Mr. King:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 29, 2021 letter.

       Amendment No. 2 to Registration Statement on Form 10-12G

       Risk Factors
       Failure of funds that hold digital assets or that have exposure to digital assets through derivatives to receive SEC approval..., page 15

   1. Please revise this risk factor to reflect the listing of Bitcoin futures-based ETFs.
       Unitholders are bound by the fee-shifting provision contained in the subscription agreement..., page 23

   2. We note that your subscription agreement contains a fee shifting provision. In that regard:
                                                            Please describe the
level of recovery required by the plaintiff to avoid payment;
                                                            Explain who is
subject to the provision (e.g., former and current shareholders) and who would be allowed
to recover (e.g., company, directors, officers, affiliates);
 Gregory D. King
FirstName  LastNameGregory  D. King
Osprey Bitcoin Trust
Comapany
May  2, 2022NameOsprey Bitcoin Trust
May 2,
Page 2 2022 Page 2
FirstName LastName
                State whether purchasers of Units in a secondary transaction would be subject to such provision;
                Disclose that the provision could discourage shareholder lawsuits that might otherwise benefit the Trust or its Unitholders; and
                Briefly explain the basis for the validity of such provision under state law, and discuss any uncertainty as to enforceability.
Overview of the Bitcoin Industry and Market
Bitcoin Value
Bitcoin Exchange Public Market Data, page 37

3. We note your response to comment 12. Please revise here to disclose, as you state in your response letter, that you are not in a position to determine the extent to which the Bitcoin exchanges included in the Index are in compliance with regulatory requirements. In addition, provide risk factor disclosure about this matter.
The Index, page 38

4. We note your revised disclosure on page 39 in response to comment 11, and we reissue the comment. In that regard:
             Instead of the brief summary of methodology you have provided, please provide a materially complete description of the methodology utilized by the Index Provider to select a Bitcoin exchange for inclusion in the Index and a materially complete description of the methodology used to calculate the Index, so that investors understand all material aspects of these methodologies;
             Ensure that you are separately discussing both the methodology for selecting a
              Bitcoin exchange for the Index and the methodology for calculating the Index;
             While you may include URLs if you believe they may be useful to investors, be advised that the external documents for which you have provided URLs are not part of the registration statement disclosure; and
             For any URL you choose to provide, ensure that the hyperlinks are active. In that regard we note that the first hyperlink on page 39 is not active. Conflicts of Interest, page 58

5. We note your response to comment 22. Please tell us whether there is any significant ownership of Bitcoin or positions therein by the officers, employees and/or affiliates of the Sponsor. If so, please revise to quantify such ownership or provide us your analysis as to why such information is not material to investors.
Description of the Units
Issuance of Units, page 61

6. Please revise the illustrative example to state, if true, that the example illustrates a hypothetical transaction taking place on December 1, 2021.
 Gregory D. King
FirstName  LastNameGregory  D. King
Osprey Bitcoin Trust
Comapany
May  2, 2022NameOsprey Bitcoin Trust
May 2,
Page 3 2022 Page 3
FirstName LastName
Valuation of Bitcoin and Determination of NAV, page 66

7. We note your disclosure in response to comment 25. Please further revise to identify the
         Committee Chair, as previously requested.
8.       We note your response to comment 26. In that regard:
             You state on page 51 that "[t]he Sponsor will determine the Trust s Bitcoin Holdings on each Business Day as of 4:00 p.m., New York time, or as soon thereafter as practicable," and you make a similar statement on page 66. In an appropriate place, please provide a separate discussion explaining the process for doing this;
             In the third to last paragraph on page 68 you refer to the Bitcoin Holdings and Bitcoin
            Holdings per Unit as being "calculated using a price per Bitcoin." If, as stated on the cover page, Bitcoin Holdings is the aggregate number of Bitcoins held by the Trust, explain how a price per unit is necessary to determine the Bitcoin Holdings. If in the third to last paragraph on page 68 you mean to say the NAV and NAV per Unit, please so state;
             Revise your statement on page 67, "[t]he same methodology is used to determine the
            NAV as the Bitcoin Market Price, and therefore the same market is always used to determine each," to clarify exactly what aspects of the NAV methodology and the
            Bitcoin Market Price methodology are the same. For example, if you mean to say that the Bitcoin Market Price is used to calculate the NAV, please so state;
             In the first full paragraph on page 2 where you discuss the annual evaluation of your Principal Market selection, state how you will inform investors if you are changing the Principal Market, for example with an 8-K current report; and
             Explain exactly what you mean on page 67 by "the primary methodology used to determine the Bitcoin Market Price."
Exhibits

9. We note your added risk factor disclosure on page 23 in response to comment
         33 regarding the binding arbitration provision contained in your subscription agreement, as well as your added risk factor regarding its fee-shifting provision on pages 23 - 24. If neither provision applies to claims arising under the federal securities laws, as your disclosure appears to indicate, please also ensure that the subscription agreement states this clearly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Gregory D. King
Osprey Bitcoin Trust
May 2, 2022
Page 4

       You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameGregory D. King                      Sincerely,
Comapany NameOsprey Bitcoin Trust
                                                       Division of Corporation
Finance
May 2, 2022 Page 4                                     Office of Finance
FirstName LastName